# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DAKTRONICS INC /SD/, CIK 0000915779
CUSIP: 234264109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: PO BOX 5128, 201 DAKTRONICS DRIVE, BROOKINGS, South Dakota (SD), 57006
Date of event which requires filing of this statement: 05/29/2025
Amends the filing with accession number 0001539497-25-000841
Filed by CIK 0001734916
Persons authorized to receive notices and communications: CONNOR HALEY, ALTA FOX CAPITAL MANAGEMENT, LLC, 640 Taylor Street, Ste. 2522, Fort Worth, Texas (TX), 76102, (817) 639-2369; SEBASTIAN ALSHEIMER, ESQ., WILSON SONSINI GOODRICH & ROSATI, 1301 Avenue of the Americas, New York, New York (NY), 10019, (212) 999-5800

## Reporting persons
- ALTA FOX OPPORTUNITIES FUND, LP (CIK 0001734916): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,973,599; sole dispositive power 0; shared dispositive power 4,973,599; aggregate amount beneficially owned 4,973,599 (9.9% of the class)
- ALTA FOX GENPAR, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,973,599; sole dispositive power 0; shared dispositive power 4,973,599; aggregate amount beneficially owned 4,973,599 (9.9% of the class)
- ALTA FOX EQUITY, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,973,599; sole dispositive power 0; shared dispositive power 4,973,599; aggregate amount beneficially owned 4,973,599 (9.9% of the class)
- ALTA FOX CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 4,973,599; sole dispositive power 0; shared dispositive power 4,973,599; aggregate amount beneficially owned 4,973,599 (9.9% of the class)
- P. CONNOR HALEY: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,973,599; sole dispositive power 0; shared dispositive power 4,973,599; aggregate amount beneficially owned 4,973,599 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: DAKTRONICS INC /SD/
Address of issuer's principal executive offices: PO BOX 5128, 201 DAKTRONICS DRIVE, BROOKINGS, South Dakota (SD), 57006
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended as follows:

The Shares purchased by Alta Fox Opportunities were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Exhibit 1, which is incorporated by reference herein. The aggregate purchase price of the 4,973,599 Shares beneficially owned by Alta Fox Opportunities is approximately $30,401,587, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 49,893,293 Shares outstanding, as of February 24, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 5, 2025.

Alta Fox Opportunities
As of the date hereof, Alta Fox Opportunities beneficially owns 4,973,599 Shares.
Percentage: Approximately 9.9%

Alta Fox GP
Alta Fox GP, as the general partner of Alta Fox Opportunities, may be deemed the beneficial owner of the 4,973,599 Shares owned by Alta Fox Opportunities.
Percentage: Approximately 9.9%

Alta Fox LLC
Alta Fox LLC, as the general partner of Alta Fox GP, may be deemed the beneficial owner of the 4,973,599 Shares owned by Alta Fox Opportunities.
Percentage: Approximately 9.9%

Alta Fox Capital
Alta Fox Capital, as the investment manager of Alta Fox Opportunities, may be deemed the beneficial owner of the 4,973,599 Shares owned by Alta Fox Opportunities.
Percentage: Approximately 9.9%

Mr. Haley
Mr. Haley, as the sole owner, member and manager of each of Alta Fox Capital and Alta Fox LLC, may be deemed the beneficial owner of the 4,973,599 Shares owned by Alta Fox Opportunities.
Percentage: Approximately 9.9%
Number of shares as to which each person has sole or shared power to vote or dispose:
Alta Fox Opportunities
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,973,599
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,973,599

Alta Fox GP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,973,599
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,973,599

Alta Fox LLC
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,973,599
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,973,599

Alta Fox Capital
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,973,599
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,973,599

Mr. Haley
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,973,599
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,973,599
Transactions in the class effected during the past sixty days:
Alta Fox Opportunities
The transactions in the Shares by Alta Fox Opportunities during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

Alta Fox GP
Alta Fox GP has not entered into any transactions in the Shares during the past sixty days.

Alta Fox LLC
Alta Fox LLC has not entered into any transactions in the Shares during the past sixty days.

Alta Fox Capital
Alta Fox Capital has not entered into any transactions in the Shares during the past sixty days.

Mr. Haley
Mr. Haley has not entered into any transactions in the Shares during the past sixty days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 1: Transactions in the Shares.

## Signatures
- ALTA FOX OPPORTUNITIES FUND, LP: /s/ Alta Fox GenPar, LP, its general partner, P. Connor Haley, Authorized Signatory (05/30/2025)
- ALTA FOX GENPAR, LP: /s/ Alta Fox Equity, LLC, its general partner, P. Connor Haley, Authorized Signatory (05/30/2025)
- ALTA FOX EQUITY, LLC: /s/ P. Connor Haley, its manager, Authorized Signatory (05/30/2025)
- ALTA FOX CAPITAL MANAGEMENT, LLC: /s/ P. Connor Haley, its manager, Authorized Signatory (05/30/2025)
- P. CONNOR HALEY: /s/ P. Connor Haley, Authorized Signatory (05/30/2025)